FDA approves new indication for YAZ(r) to treat the emotional and physical symptoms of premenstrual dysphoric disorder (PMDD)

Berlin, October 5, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the U.S. Food and Drug Administration (FDA) has approved YAZ (3 mg drospirenone/20 mcg ethinyl estradiol, in a 24-day active pill regimen) as the first and only oral contraceptive that is also clinically effective in treating the emotional and physical symptoms of premenstrual dysphoric disorder (PMDD), for women who choose to use an oral contraceptive as their method of contraception.

PMDD is a condition in which women's emotional and physical premenstrual symptoms are disruptive enough to significantly impact relationships, social activities and work productivity. Symptoms of PMDD include mood swings, irritability, headaches, feeling anxious, bloating and food cravings. The symptoms regularly occur seven to 10 days before menstruation begins, and resolve within a few days of the onset of menses. While the symptoms of PMDD and premenstrual syndrome (PMS) are the same, women with PMDD experience five or more symptoms which are more severe. PMDD is also linked to higher healthcare costs related to more frequent visits to healthcare providers, decreased work productivity and absenteeism.

"We are absolutely delighted with this approval as YAZ will strengthen our worldwide leading market position in the field of female contraception," said Philip Smits, M.D., Head of Gynecology&Andrology at Schering AG. "Women have repeatedly told us they wanted relief from menstrual symptoms in addition to reliable, safe birth control. Because our progestin, drospirenone, has unique properties, we believed it had the potential to offer this relief. This potential was realised in clinical studies that showed YAZ was significantly superior to placebo across all symptoms of PMDD."

YAZ is the first oral contraceptive to combine the unique progestin drospirenone with 20 mcg of ethinyl estradiol in a 24-day active hormone pill regimen. YAZ, which has been available in the U.S. since April 2006 as an oral contraceptive, is the fastest growing oral contraceptive brand in the U.S.

Additional Information

In a multicenter, double-blind, randomized, parallel clinical trial of 450 women aged 18-40 with symptoms of PMDD, YAZ was significantly superior to placebo in improving interpersonal relationships, work productivity and enjoyment of hobbies/social activities. Forty-eight percent of YAZ patients experienced a reduction in symptom severity by at least half, as measured by the Daily Record of Severity of Problems, a validated tool used to diagnose PMDD by tracking premenstrual symptoms and their severity on a daily basis.

In a separate multicenter, placebo-controlled, randomized, crossover, confirmatory trial, patients experienced twice the improvement in symptoms scores versus placebo.

The onset of PMDD symptoms occurs seven to 10 days before menstruation starts (luteal phase) and the symptoms disappear within a few days after the bleeding begins (follicular phase). A woman with PMDD suffers from symptoms for about 2,800 days (totaling approximately eight years) out of her life. PMDD affects as many as 4.5 million women in the United States and nearly 90 percent of these women remain undiagnosed and untreated.1 According to standard diagnostic criteria, five or more premenstrual symptoms must be present and severe enough to significantly interfere with a woman's life. At least one of the symptoms must be an emotional symptom such as mood swings, anger or irritability or tension. Physical symptoms include breast tenderness, bloating and headache. Women with PMDD feel less interest in daily activities, have difficulty concentrating and have food cravings.2

References:

1 Halbreich U, Borenstein J, Pearlstein T, Kahn LS. The prevalence, impairment, impact, and burden of premenstrual dysphoric disorder PMS/PMDD). Psychoneuroendocrinology 2003;28:1-23.
2 Diagnostic and Statistical Manual of Mental Disorders, Fourth Edition,
  Text Revision. Washington, DC, American Psychiatric Association, 2000.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

It is planned that Schering AG will be renamed Bayer Schering Pharma Aktiengesellschaft. A corresponding resolution was passed at the Extraordinary General Meeting of Schering AG on September 13, 2006. Until the name change has been registered in the commercial register, the company will continue to operate under the name Schering AG. According to the resolution of the General Meeting, the Executive Board will not file an application for registration before December 1, 2006.

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Verena von Bassewitz, T: +49-30 468 192206, verena.vonbassewitz@schering.de
Pharma Communication: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Your contacts in the U.S.:
Media Relations: Rose Talarico, T: +1-973-305 5302, rose_talarico@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng